UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On December 1, 2008, EXFO Electro-Optical Engineering Inc., a Canadian corporation, announced that GAAP net earnings will finish above its forecasted range mainly due to the weakness of the Canadian dollar in the first quarter ended November 30, 2008. This report on Form 6-K sets forth the press release issued on December 1, 2008 relating to EXFO’s announcement and certain information relating to its forecasted guidance.

This press release contain material information relating to EXFO and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: December 2, 2008

EXFO Raises GAAP Net Earnings Range for Q1 2009

Earnings positively affected by weakening Canadian dollar

QUEBEC CITY, CANADA, December 1, 2008 — EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) announced today that GAAP net earnings will finish above its forecasted range mainly due to the weakness of the Canadian dollar in the first quarter ended Nov. 30, 2008.

Given that the closing Canadian/US exchange rate was US$0.8083 in the first quarter of fiscal 2009, compared to US$0.9411 in the previous quarter, EXFO now expects that GAAP net earnings per diluted share will range between US$0.04 and US$0.07 for the first quarter of fiscal 2009. In fact, the Company expects to realize a pre-tax, foreign-exchange gain of about US$4 million.

EXFO’s management had forecasted GAAP net earnings (net loss) between a net loss of US$0.03 per diluted share and net earnings of US$0.01 per diluted share for the first quarter of fiscal 2009, based on an exchange rate of US$0.9411 at the end of the fourth quarter of fiscal 2008. This outlook includes US$0.02 per diluted share in after-tax amortization of intangible assets and stock-based compensation costs.

EXFO also announced that sales should finish between US$45 and US$47 million in the first quarter of 2009, within the range that was forecasted. Net bookings, meanwhile, should exceed US$50 million on the strength of strong orders in the Service Assurance business.

EXFO will announce its financial results for the first quarter of fiscal 2009 after the close of markets on January 13, 2009.

About EXFO
EXFO is a leading provider of test and service assurance solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division offers a wide range of innovative solutions extending across the full technology lifecycle ― from design to technology deployment and onto service assurance ― and covering all layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market conditions, including any slowdown or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com